Exhibit 99.3

KPMG LLP

150 Elgin Street, Suite 1800

Ottawa ON K2P 2P8

Canada

Telephone 613-212-5764

Fax 613-212-2896

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Québec) Nova Scotia Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities Service Newfoundland & Labrador Financial and Consumer Services Division (Prince Edward Island)

June 24, 2025

Re: Notice of Change of Auditor of Intermap Technologies Corporation

We have read the Notice of Change of Auditor submitted to KPMG LLP by Intermap Technologies Corporation (the “Company”) dated June 20, 2025 (the “Notice”), and are in agreement with the statements contained in the Notice except that we are not in a position to agree or disagree with the following statements:

●	The decision of KPMG to decline to stand for reappointment as auditor of the Company was not considered or approved by the audit committee or the board of directors of the Company.

●	The Company appointed MNP as successor auditor of the Company effective as of June 20, 2025.

●	The Board considered and approved the appointment of MNP as successor auditor.

Yours truly,

Chartered Professional Accountants, Licensed Public Accountants